Exhibit 12.2
GEORGIA POWER COMPANY
Computation of ratio of earnings to fixed charges plus preferred and preference dividend requirements for the five years ended December 31, 2012

	Year ended December 31,
		2008		2009		2010		2011		2012
	----------------------------------------Thousands of Dollars--------------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes		$1,401,995		$1,236,111		$1,414,245		$1,781,406		$1,867,911
Distributed income of equity investees		4,278		363		2,849		13,830		7,126
Interest expense, net of amounts capitalized		345,415		385,889		375,336		342,935		365,842
Interest component of rental expense		17,309		21,523		42,467		59,943		60,121
Amortization of capitalized interest		40		41		40		40		41
AFUDC - Debt funds		39,573		39,719		54,253		36,952		21,185
Earnings as defined		$1,808,610		$1,683,646		$1,889,190		$2,235,106		$2,322,226

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt		$324,117		$371,341		$377,011		$362,030		$364,508
Interest on affiliated loans		22,295		13,045		12,526		9,340		174
Interest on interim obligations		3,114		538		—		—		1,359
Amort of debt disc, premium and expense, net		19,906		20,241		21,492		22,497		23,033
Other interest charges		15,790		20,573		18,657		(13,834)		(1,953)
Interest component of rental expense		17,309		21,523		42,467		59,943		60,121
Fixed charges as defined		402,531		447,261		472,153		439,976		447,242
Non-tax deductible preferred and preference dividends		17,381		17,381		17,381		17,381		17,381
Ratio of net income before taxes to net income	x	1.53	x	1.493	x	1.468	x	1.538	x	1.58
Preferred and preference dividend requirements before income taxes		26,588		25,952		25,514		26,735		27,471
Fixed charges plus preferred and preference dividend requirements		$429,119		$473,213		$497,667		$466,711		$474,713
RATIO OF EARNINGS TO FIXED CHARGES PLUS PREFERRED AND PREFERENCE DIVIDEND REQUIREMENTS		4.21		3.56		3.80		4.79		4.89